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                                                                EXHIBIT 99(a)(9)
                                                                ----------------

Contact: Kevin McGuirk           Carol Sato
         Oracle Corp.            Oracle Corp.
         650/506-8273            650/633-5551
         kmcguirk@us.oracle.com  csato@us.oracle.com


    ORACLE CLOSES ACQUISITION OF CONCENTRA CORPORATION, LEADING CONFIGURATOR
                               SOFTWARE PROVIDER

 CONCENTRA CONFIGURATION SOLUTIONS WILL ENHANCE ORACLE E-COMMERCE APPLICATIONS

REDWOOD SHORES, Calif., December 16, 1998--Oracle Corporation today announced the successful completion of the tender offer by its subsidiary, KL Acquisition Corp., for all outstanding shares of common stock of Concentra Corporation. Approximately 5,823,440 shares of Concentra common stock were tendered and accepted (including shares tendered by guaranteed delivery), representing approximately 95% percent of such shares outstanding. Oracle intends to complete its acquisition of Concentra shortly by effecting a merger between Concentra and KL Acquisition Corp. through which all remaining shares of Concentra common stock will be converted into the right to receive $7.00 per share in cash.

     With this acquisition, Concentra will become Oracle's center for core configurator technology development. Concentra's technology is especially well-suited for configuring orders ranging from simple assembly to complex engineer-to-order products. The configurator allows anyone including customers
themselves   to customize even the most complex quotes and orders.

     Oracle will use Concentra's configurator in both its front office and manufacturing product lines. Concentra's flagship product will be available as Oracle SellingPoint. The product will be marketed as a standalone mobile solution, and integrated to Oracle's front office electronic commerce and supply chain manufacturing applications.

     Concentra will also bring a strong customer base as well as strong development and consulting organizations to Oracle that will provide additional capacity and domain expertise. Currently, Concentra's customers include:
Airbus, Alstom, BOC, Caradon-Everest, Cummins Engine, Dayco, Elsag Bailey, Fujitsu, General Signal Lighting Div, HBOC, HK Systems, Nokia, Pride
Healthcare, Teradyne, USS, and Yuba.
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  Oracle Corporation is the world's leading supplier of software for information management, and the world's second largest software company. With annual revenues of more than $8.0 billion, the company offers its database, application server, tools and application products, along with related consulting, education and support services, in more than 145 countries around the world.

  For more information about Oracle, please call 650/506-7000. Oracle's World Wide Web address is (URL) http://www.oracle.com/.

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